United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

A Publicly Listed Company

Notice to the Market

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, with reference to item 3.4 of the Material Information release published on January 20, 2009, ARACRUZ CELULOSE S.A. announces that, together with Votorantim Celulose e Papel S.A ("VCP"), the company has decided to postpone the setting up of the special independent committee recommended by the CVM Official Guidance nº 35/08, which should be done after the expiry of the period for exercising the preferential rights mentioned in item 3 of the Convocation to the Extraordinary General Meeting of the shareholders of VCP, published on January 22, 2009.

Aracruz, February 6, 2009.

Marcos Grodetzky Director of Investor Relations

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer